Exhibit 99.2

Semantix, Inc.

Unaudited interim condensed consolidated financial statements as of September 30, 2022 and for the three and nine-month periods ended September 30, 2022 and 2021

Semantix, Inc.

Unaudited Interim Condensed Consolidated Statement of Financial Position

As of September 30, 2022 and December 31, 2021

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4	532,416	52,149
Trade receivables and other, net	5	94,659	36,525
Tax receivables		6,711	4,993
Prepaid expenses and other assets	6	34,208	18,019

Total current assets		667,994	111,686

Non-current assets
Property and equipment, net		3,648	3,555
Right of use asset		2,436	2,976
Intangible assets, net	8	142,534	74,628
Deferred tax asset	7	25,357	11,698
Derivatives financial instruments	19	1,996	1,308
Prepaid expenses and other assets	6	4,983	584

Total non-current assets		180,954	94,749

Total assets		848,948	206,435

LIABILITIES
Current liabilities
Loans and borrowings	9	97,638	44,060
Trade and other payables	5	114,170	78,389
Lease liabilities		1,259	1,094
Taxes payable		10,485	3,859
Deferred consideration, contingent liabilities and others	10	26,345	14,628

Total current liabilities		249,897	142,030

Non-current liabilities
Loans and borrowings	9	80,414	102,534
Lease liabilities		1,472	2,250
Derivatives financial instruments	19	19,167	—
Deferred consideration, contingent liabilities and others	10	31,345	16,487
Deferred income tax	7	8,590	7,029

Total non-current liabilities		140,988	128,300

Total liabilities		390,885	270,330

Net assets		458,063	(63,895)

EQUITY
Share capital	11	425	55,818
Additional paid-in capital	11	872,771	—
Capital reserves		19,433	15,999
Other comprehensive income (loss)		(14,029)	(1,022)
Accumulated loss		(425,703)	(140,477)

		452,897	(69,682)
Non-controlling interests	12	5,166	5,787

Total equity		458,063	(63,895)

The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Semantix, Inc.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the three and nine-month periods ended September 30,

(In thousands of Brazilian reais, except loss per share)

		For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	Notes	2022	2021	2022	2021
Revenues	13	80,638	75,189	166,180	170,299
Cost of sales	14	(41,563)	(47,062)	(99,356)	(103,537)

Gross profit		39,075	28,127	66,824	66,762
Operating expenses
Sales and marketing expenses	14	(13,466)	(6,812)	(38,296)	(22,532)
General and administrative expenses	14	(37,359)	(36,484)	(64,278)	(59,701)
Research and development	14	(4,127)	(1,011)	(24,692)	(13,650)
Other expenses	14	(198,733)	(1,206)	(231,312)	(9,415)

Operating loss		(214,610)	(17,386)	(291,754)	(38,536)

Financial income	15	23,272	557	29,902	2,998
Financial expenses	15	(12,284)	(5,158)	(31,492)	(14,085)

Net financial results		10,988	(4,601)	(1,590)	(11,087)

Loss before income tax		(203,622)	(21,987)	(293,344)	(49,623)
Income tax	7	4,102	2,676	7,674	7,238

Loss for the period		(199,520)	(19,311)	(285,670)	(42,385)

Net loss attributed to:
Controlling interests		(199,039)	(18,998)	(285,226)	(42,215)
Non-controlling interests	12	(481)	(313)	(444)	(170)

		(199,520)	(19,311)	(285,670)	(42,385)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		(7,974)	(5,088)	(8,374)	(3,485)
Loss - Hedge activities	19	(738)	—	(4,633)	—

Other comprehensive loss for the period		(8,712)	(5,088)	(13,007)	(3,485)

Total comprehensive loss for the period		(208,232)	(24,399)	(298,677)	(45,870)

Comprehensive loss attributed to:
Controlling interests		(207,751)	(24,086)	(298,233)	(45,700)
Non-controlling interests	12	(481)	(313)	(444)	(170)

		(208,232)	(24,399)	(298,677)	(45,870)

Loss per share:
Basic and diluted losses per share (R$)	17	(2.72)	(0.31)	(4.34)	(0.68)

The above unaudited interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Semantix, Inc.

Unaudited Interim Condensed Consolidated Statement of Changes in Equity

For the nine-month periods ended September 30, 2022 and 2021

(In thousands of Brazilian reais, unless otherwise stated)

				Attributable to the owners of the Group
					Other comprehensive income (loss)
		Share capital	Additional Paid-in Capital	Capital reserves	Loss - Hedge activities	Foreign exchange variation of investees located abroad	Accumulated loss	Total	Non-controlling interest	Total Equity
Balance as of December 31, 2020		55,818	—	1,800	—	896	(81,832)	(23,318)	7,029	(16,289)

Loss for the period							(42,215)	(42,215)	(170)	(42,385)
Foreign currency translation differences						(3,485)		(3,485)		(3,485)

Total comprehensive income (loss) for the period		—	—	—	—	(3,485)	(42,215)	(45,700)	(170)	(45,870)
Transactions with owners of the Group:
Transaction with non-controlling interest- Tradimus							3,888	3,888	6,146	10,034
Share-based payment	18			11,483				11,483		11,483
Transaction with non-controlling interest- LinkAPI							9,024	9,024	(7,202)	1,822

Balance as of September 30, 2021		55,818	—	13,283	—	(2,589)	(111,135)	(44,623)	5,803	(38,820)

Balance as of December 31, 2021		55,818	—	15,999	—	(1,022)	(140,477)	(69,682)	5,787	(63,895)

Loss for the period							(285,226)	(285,226)	(444)	(285,670)
Foreign currency translation differences						(8,374)		(8,374)		(8,374)
Hedging activities losses	19				(4,633)			(4,633)		(4,633)

Total comprehensive income (loss) for the period		—	—	—	(4,633)	(8,374)	(285,226)	(298,233)	(444)	(298,677)
Transactions with owners of the Group:
Share-based payment	18			3,158				3,158		3,158
Transaction with non-controlling interest- Tradimus								—	(177)	(177)
Exercise of stock option	18			276				276		276

Subtotal		55,818	—	19,433	(4,633)	(9,396)	(425,703)	(364,481)	5,166	(359,315)
Recapitalization of Semantix (1:37.747 exchange ratio)	11	(55,490)	55,490					—		—

Subtota - restructured		328	55,490	19,433	(4,633)	(9,396)	(425,703)	(364,481)	5,166	(359,315)
SPAC merger transaction	11	97	817,281					817,378		817,378

Balance as of September 30, 2022		425	872,771	19,433	(4,633)	(9,396)	(425,703)	452,897	5,166	458,063

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Semantix, Inc.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

For the nine-month periods ended September 30,

(In thousands of Brazilian reais, unless otherwise stated)

	Notes	2022	2021
Cash flows from operating activities
Loss for the period		(285,670)	(42,385)
Adjustments for:
Depreciation and amortization	14	12,324	5,396
Deferred income tax	7	(7,745)	(6,675)
Onerous contract	14	(7,772)	7,745
Fair value adjustment of derivatives financial instruments	15	(15,080)	2,648
Share based payment	18	3,158	5,031
Listing expense	14	213,595	—
Trade and other receivables loss allowance	14	675	9,152
Accounts receivable write-off	14	—	9,415
Provision/(reversion) for contingencies	10	1,360	(1,984)
Interest expense	15	23,236	5,905
Write-off of creditor invoice	14	(4,301)	—

Adjusted loss for the period		(66,220)	(5,752)
Change in operating assets and liabilities
Trade and other receivables		(57,969)	(57,152)
Recoverable taxes		(1,718)	(1,285)
Prepaid expenses and other assets		(20,841)	(2,008)
Account payables and accrued expenses		41,885	46,217
Taxes payable		6,626	458
Other liabilities		(2,264)	(37,152)

Cash used in operations		(100,501)	(56,674)
Interest paid		(33,895)	(892)

Net cash outflow from operating activities		(134,396)	(57,566)

Cash flows from investment activities
Purchase and development of intangible assets	8	(23,919)	(15,877)
Acquisition of subsidiaries net of cash acquired	3	(24,143)	—
Acquisitions of property and equipment		(507)	(401)

Net cash outflow from investment activities		(48,569)	(16,278)

Cash flows from financing activities
Proceeds from exercise of stock options	18	276	—
Loans obtained	9	122,015	104,965
Payment of loans	9	(79,898)	(6,279)
Payments of lease liabilities		(870)	(1,476)
Transaction with non-controlling interests		—	5,017
Proceeds from SPAC merger, net	11	630,083	—

Net cash inflow from financing activities		671,606	102,227

Increase in cash and cash equivalents		488,641	28,383

Cash and cash equivalents at the beginning of the period	4	52,149	25,936
Cash and cash equivalents at the end of the period	4	532,416	50,834
Exchange rate effect		(8,374)	(3,485)

Increase in cash and cash equivalents		488,641	28,383

Supplemental non-cash flow information
Lease remeasurement		257	—
Unpaid amount related to business combination		33,062	—
Other receivables related to the sale of non-controlling interest		—	5,017

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 1. General Information

Semantix, Inc. (the “Company” or “Semantix”) is a Cayman Island exempted limited liability company, incorporated on November 8, 2021. The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located in the city of São Paulo, Brazil. The Company is a holding company controlled by a group of individuals, who hold 77.6% of the outstanding shares.

The Company and its subsidiaries (jointly, the “Group”) are engaged in the provision of big data, data analytics and artificial intelligence, developing disruptive solutions and platforms as a one-stop-shop for data driven solutions. The Group provides software as a service (“SaaS”) and platform as a service (“PaaS”) as its core business, with a focus on providing complete solutions in data integration, data engineering, analytics, data sharing and governance, and artificial intelligence and machine learning tools to assist with automation.

Corporate reorganization and transaction with Alpha Capital

On August 2, 2022, the Group carried out a corporate reorganization in order to prepare the structure for the transaction with Alpha Capital Acquisition Company (“Alpha”), a special purpose acquisition company. The original capital contributed by the shareholders of Semantix Tecnologia da Informação S.A (“Semantix Tecnologia”) was contributed to the Company. resulting in those shareholders obtaining a direct interest in the Company. In additiona, as part of this corporate reorganization, Semantix, Inc. became the controlling shareholder of Semantix AI Ltd. (“Semantix AI”) which directly controls Semantix Tecnologia and the other operating companies of the Group.

Prior to August 3, 2022, which is closing date of the transaction between the Company and Alpha (note 2.d), the Company was a holding company with no active trade or business. Semantix Tecnologia maintained all relevant assets and liabilities and incurred all income and expenses. Therefore, the comparable consolidated financial information presented herein represent consolidated financial statements of Semantix Tecnologia.

On August 4, 2022, Semantix became a publicly traded company through the merger with Alpha. On the date, Semantix’s ordinary shares and warrants began trading on the Nasdaq Global Market under the ticker symbols “STIX” and “STIXW”, respectively. The shares offered were registered under the Securities Act of 1934, as amended, pursuant to the Company’s Registration Statement on Form F-4 (Registration No. 333-262552), which was declared effective by the Securities and Exchange Commission on July 11, 2022. After the effectiveness of the Registration Statement, the corporate reorganization and subsequently approval of the transaction with Alpha could be made as described above. For more information related to the transaction see note 2.d.

The issuance of the unaudited interim condensed consolidated financial statements was authorized by the Board of Directors on November 22, 2022.

Note 2. Basis of preparation and accounting

a) Basis for preparation of the unaudited interim condensed consolidated financial statement

The unaudited interim condensed consolidated balance sheets as of September 30, 2022 and December 31, 2021; the unaudited interim condensed consolidated statements of profit or loss and comprehensive income for the three and nine-month periods ended September 30, 2022 and 2021; the changes in equity for the nine month periods ended September 30, 2022 and 2021; and the cash flows for nine month periods ended September 30, 2022 and 2021 (“the financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2021. Additionally, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

The accounting policies adopted are consistent with those of the previous financial year and interim reporting periods, except for the newly added policy adopted below, and the adoption of new and amended standards as set out below.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.

b) New accounting policies adopted by the Group

Derivative financial instruments

Derivative warrant liabilities

As part of the capital reorganization (note 2.d below), each issued and outstanding warrant to purchase Alpha class A ordinary shares was converted into the right to purchase one Semantix ordinary share, subject to the same terms and conditions existing prior to such conversion (“Semantix Warrants”).

The Semantix Warrants are classified as financial liabilities, and more specifically as derivatives, which contain features that qualify them as embedded derivatives in accordance with IFRS 9—Financial Instruments. The Group’s derivatives instruments are recorded as financial instruments measured at fair value through profit or loss (“FVTPL”). As a financial liability, the Group recognizes the Semantix Warrants at fair value and remeasures the warrants to the fair value as at each reporting period, until exercised. The change in the fair value is recognized in the Group’s consolidated statements of profit or loss within Net financial results. The fair value of the Semantix Warrants are measured based on their listed market price. Refer to note 19 for more details.

c) Basis of consolidation

There were no changes since December 31, 2021 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following items:

			Group’s interest (i)
Entity name Indirectly controlled	Place of Business/ Country of Incorporation	Principal activities	September 30, 2022	December 31, 2021
			%	%
Semantix AI Ltd. (ii)	Cayman	Holding company	100.0	—
Zetta Health Analytics S.A. (iii)	Brazil	SaaS and PaaS provider	100.0	—

(i)	Represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii)	New entity created after the corporate reorganization and prior to the transaction with Alpha. Refer to note 2(d) below.
(iii)	New subsidiary acquired. See further details in note 3.

d) Capital reorganization

On August 3, 2022, Semantix and Alpha consummated a capital reorganization transaction (referred to as the “SPAC merger”), pursuant to which (i) Semantix Tecnologia became a wholly owned, indirect subsidiary of Semantix, (ii) Semantix Tecnologia’s shareholders became shareholders of Semantix at a pre-determined exchange ratio of 1 : 37.747 (the “Exchange Ratio”), and (iii) Alpha’s shareholders became shareholders of Semantix in exchange for the net assets of Alpha. The net assets of Alpha primarily consisted of cash and marketable securities held in a trust account and certain public and private warrants. The SPAC merger was approved at an extraordinary general meeting of Semantix Tecnologia and Alpha’s shareholders on August 2, 2022.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

i. Listing expense

The SPAC merger was accounted for as a capital reorganization in accordance with IFRS, with Semantix being the accounting successor and Semantix Tecnologia being the predecessor. Under this method of accounting, Alpha is treated as the “acquired” company for financial reporting purposes. The SPAC merger was not within the scope of IFRS 3 since Alpha did not meet the definition of a business. Therefore, it was accounted for under IFRS 2, as a share-based payment transaction. Accordingly, the Group recorded a one-time non-cash expense of R$213,595. In accordance with IFRS 2, the expense represents the cost incurred in connection with achieving a listing on the Nasdaq Global Market (the “Listing Expense”). The expense is calculated as the difference between the fair value of the Semantix shares issued and the fair value of Alpha’s identifiable net assets received in exchange, as noted below:

Amount
Deemed cost of shares issued to Alpha shareholders(1)	309,566
Plus: Fair value of Alpha Earn-Out Shares(2)	25,388

Adjusted deemed cost of shares issued to Alpha shareholders	334,954
Less: Net assets of Alpha as of August 3, 2022	119,384

Listing Expense	215,570

1.

Estimated fair value determined based on average quoted market price of $7.09 per share as of August 3, 2022 and foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.28. The Company also determined that no separate accounting was necessary with respect to the Semantix Tecnologia Earn-Out Shares as the fair value of the Semantix Tecnologia Earn-Out Shares will be inherently reflected within the quoted price of the Semantix shares, which was used in valuing the fair value of the shares deemed to be issued in exchange for the listing service. Refer to note 11 for more information on shares issued.

2.

The fair value of Alpha Earn-Out Shares (note 2d.ii) was estimated to be $5.75 per share based on Monte Carlo simulation in a risk-neutral framework, and foreign exchange rate reported by the Brazilian Central Bank of $1.00 to R$5.28.

Shareholders’ equity of Semantix Tecnologia prior to the SPAC merger is retrospectively adjusted as a capital restructuring for the equivalent number of shares received and on a pro rata basis for prior reporting periods for the purposes of calculating losses per share. Retained earnings and relevant reserves of Semantix Tecnologia are carried forward after the SPAC merger. Any difference to shareholders’ equity of Semantix Tecnologia arising from the restructuring of share capital and equity instruments issued is recorded in equity under Additional Paid-In Capital.

ii. Earn-out agreements

As part of the SPAC merger, additional consideration in the form of contingent consideration, or earn-outs, of Semantix ordinary shares are applicable for the following shareholders:

1.

Semantix Tecnologia shareholders (the “Semantix Tecnologia Earn-Out Shares”) are entitled to an additional 2,500,000 newly issued Semantix ordinary shares which will be issued in two equal 1,250,000 tranches based on the achievement of post-closing share price targets.

2.

Former Alpha shareholders (the “Sponsors”) were issued 862,500 of Semantix ordinary shares in exchange for Alpha’s class B ordinary shares (the “Alpha Earn-Out Shares”) upon the closing of the SPAC merger. The Alpha Earn-Out Shares will vest in two equal 431,250 tranches based on the achievement of post-closing share price targets.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

The post-closing share price targets are the same for both earn-out structures above. Each tranche will vest if Semantix ordinary shares meet the targets of $12.50 and $15.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing after August 3, 2022 and ending on or prior to August 3, 2027. Further, a given share price target described above will also be achieved if there is a transaction during the relevant period that results in the Semantix ordinary shares being converted into the right to receive cash or other consideration having a per share value (in the case of any non-cash consideration, as provided in the definitive transaction documents for such transaction, or if not so provided, as determined by Semantix board of directors in good faith) in excess of the applicable post-closing share price target set forth above. In the event of the failure of the satisfaction of the price targets within 5 years period commencing after August 3, 2022, any remaining portion of both earn-out agreements shall be forfeited.

The Semantix Tecnologia Earn-Out Shares and the Alpha Earn-Out Shares should be accounted for as a share-based payment transaction under the scope of IFRS 2 and be considered in the listing expense calculation. Further, both earn-out agreements are classified as equity-settled share-based payment under IFRS 2 and therefore classified as equity instruments as there is no option to be settled in cash.

e) Functional and reporting currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currency of Semantix is US Dollar (“USD” or “$”). The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), as the Group understands that financial statements presented in BRL brings more relevant information to its stakeholders when evaluating the Group’s operation performance. All amounts are rounded to the nearest thousands, except when otherwise indicated.

f) New standards, interpretations, and amendments adopted by the Group

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2022 reporting periods and have not been early adopted by the Group. The Group is still in the process of analyzing the complete impact of such new standards for future periods.

g) Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set at the consolidated financial statements as of and for the year ended December 31, 2021, except for the newly added sections below, and no retrospective adjustments were made.

Derivative warrant liabilities

Semantix Warrants are recorded as financial liabilities on the consolidated statement of financial position and are remeasured on each reporting date. In assessing the fair value of the warrants, the fair value was calculated based on the listed market price of such warrants.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Capital reorganization - Listing Expense

The Listing Expense is calculated as the difference between (i) the fair value of the Semantix shares issued to Alpha shareholders, including the fair value of the Alpha Earn-Out Shares, and (ii) Alpha’s identifiable net assets received in exchange. Although the Listing Expense is an one-time non-cash expense, it includes certain elements of judgement and estimation. Those center around the estimation of (i) the fair value of the Semantix shares, (ii) the Alpha Earn-Out Shares, and (iii) the identifiable net assets of Alpha. Any changes in the applied assumptions may affect the amount of the Listing Expense.

The fair value of Semantix shares was determined based on average quoted market price of such share as of August 3, 2022. Separately, the Company determined that no separate accounting was necessary with respect to the Semantix Tecnologia Earn-Out Shares as the fair value of the Semantix Tecnologia Earn-Out Shares will be inherently reflected within the quoted price of the Semantix Shares, which was used in valuing the fair value of the shares deemed to be issued in exchange for the listing service.

The fair value of Alpha Earn-Out Shares was estimated using a Monte Carlo simulation in a risk-neutral framework. The model requires the input of subjective assumptions, including the volatility of public companies adjusted for same size and leverage, contractual terms, and discount rate. Any changes in these assumptions can significantly affect the estimate of the fair value of the Earn-Out Shares.

Moreover, Alpha’s identifiable net assets primarily consists of cash and marketable securities held in its Trust Account and certain public and private warrants liabilities. Cash and marketable securities held in its Trust Account are recognized at fair value. The fair value of the public and private warrants were calculated based on the listed market price of the warrants.

Note 3. Business Combination

On August 31, 2022, the Group entered into a share purchase agreement with Zetta Health Analytics S.A.’s (“Zetta”) shareholders to acquire 100% of the shares issued by Zetta. Founded in March 2019, Zetta offers a robust variety of SaaS data solutions to enhance data-driven decision-making by healthcare organizations, leveraging client insights to improve care and costs and deepen epidemiological analysis. The Group expects that the acquisition of Zetta will strengthen the Semantix Data Platform (“SDP”) through the addition of a new business vertical to better serve the data needs of clients in the healthcare sector.

The acquisition date fair value of net assets acquired, including the allocation of the purchase price has not been completed by the Group as of the date of these unaudited interim condensed consolidated financial statements. Thus, the figures presented herein are considered to be preliminary.

Purchase Consideration

The total purchase consideration is distributed as follows:

Cash transferred at acquisition date	25,000
Deferred consideration	27,500
Contingent consideration*	3,248

Total purchase consideration	55,748

*

The Parties agreed a contingent purchase price that amounts to R$7.5 million to be paid on April 1, 2025 if the Company reaches certain metrics related to accumulated gross sales between March 1, 2023 and March 1, 2025. As of the date of acquisition the Group management considered the fair value of the earn-out as approximately 43% of the maximum possible value resulting in a recognition of R$3,248.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Preliminary fair value of identifiable assets and assumed liabilities

The preliminary fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date were:

Preliminary fair value of identified assets and assumed liabilities	at August 31, 2022
Cash and cash equivalents	857
Trade receivables	841
Other assets	420
Deferred tax assets	1,531
Refundable obligations	4,504
Intangible assets (*)	6,332
Deferred tax liabilities	(2,152)
Other liabilities	(823)
Labor and social security obligations	(4,504)

Net identifiable assets acquired	7,006

The preliminary goodwill recognized amounts to R$48,742 and it includes the value of expected synergies arising from the acquisition, which is not separately recognized. The preliminary goodwill recognized is not expected to be deductible for income taxes purposes.

(*)

For the purchase price allocation, the following intangible assets were identified. The valuation techniques used for measuring the fair value of separately identified intangible assets acquired were as follows:

Assets	Amount	Method	Expected amortization period
Customer list	2,212	Multi-period excess earning method	6.4 years
Technology	4,120	Relief from royalty	5 years

The Company has not yet finalized the valuation of all identifiable assets acquired and liabilities assumed in the business combination presented above and, therefore, some of these amounts are preliminary. These amounts may be adjusted when the valuations are finalized.

In addition, the Company incurred direct costs for the business combination which were expensed as incurred.

Revenue and profit contribution

The acquired business contributed revenues of R$693 and net loss of R$1,058 to the Group for the period from the acquisition date to September 30, 2022.

If the acquisition had occurred on January 1, 2022, consolidated pro-forma revenue and net loss for the nine-month period ended September 30, 2022 would have been R$172,109 and R$284,501, respectively.

Purchase consideration- cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	For the nine-month period ended September 30, 2022
Cash consideration	25,000
Less: cash balances acquired	857

24,143

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 4. Cash and cash equivalents

	September 30, 2022	December 31, 2021
Cash and bank accounts	54,405	16,349
Short-term investments	478,011	35,800

	532,416	52,149

The Group’s investments are concentrated in automatic applications offered by Itaú (auto plus application) and Bradesco (Invest Fácil) and the remunerations follow the CDI (Interbank Deposit Certificates) rate of Brazil fixed at the time of application. The rates that paid for financial investments as of September 30, 2022 and December 31, 2021 were approximately 8.90% and 4.42% p.a., respectively. The increase in our short-term investments are related to the SPAC merger completed in this period, refer to note 2(d) for more details.

Financial investments have immediate convertibility characteristics in a known amount of cash and are not subject to risk of significant change in value, being recorded by the increased cost values of income earned up to the statement of financial position dates, which do not exceed their market or realization value.

Note 5. Trade receivables and payables

a) Trade and other receivables

Trade receivables and other, net are as follows:

	September 30, 2022	December 31, 2021
Trade receivables	51,386	31,651
Contract assets (a)	53,505	15,102
Loss allowance (b)	(10,232)	(10,228)

	94,659	36,525

(a)	Amounts to be received for unbilled work during the nine-month period ended September 30, 2022.
(b)

The loss allowance was calculated based on the provision matrix calculated by the Group and relates to one historical loss experienced on its trade receivables in accordance with IFRS 9. The Group further added qualitative management overlays to arrive at management’s best estimate.

The movement for the loss allowance balance is as follows:

Opening balance as of January 1, 2022	(10,228)
Additions, net	(675)
Foreign exchange rate	291
Write-off	380

Closing balance as of September 30, 2022	(10,232)

The trade receivables by aging are distributed as follows:

	September 30, 2022	December 31, 2021
Current	33,934	13,561
Overdue between:
From 1 to 30 days	1,221	1,841
From 31 to 60 days	1,954	1,635
More than 61 days	14,277	14,614

	51,386	31,651

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

b) Trade and other payables

Trade and other payables are as follows:

	September 30, 2022	December 31, 2021
Suppliers	82,901	53,951
Labor and social obligations	31,244	24,438
Other accounts payables	25	—

	114,170	78,389

Current	114,170	78,389

Note 6. Prepaid expenses and other assets

Prepaid expenses and other assets are as follows:

	September 30, 2022	December 31, 2021
Costs incurred for the issuance of shares (i)	—	5,159
Other receivables (ii)	11,508	11,166
Advance payments (iii)	21,188	515
Refundable obligations	4,504	—
Others	1,991	1,763

	39,191	13,444

Current	34,208	18,019
Non-current	4,983	584

(i)	Refers mainly to legal and accounting advisory.
(ii)	Mainly related to Tradimus transaction.
(iii)	Refers mainly to insurance policy paid in advance that amounts R$18,176 and to social benefits paid in advance to employees.

Note 7. Income tax

Income tax expense

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2022	2021	2022	2021
Current tax
Current tax on profits for the period	40	414	(71)	563

	40	414	(71)	563

Deferred tax
Increase in deferred tax	4,062	2,262	7,745	6,675

	4,062	2,262	7,745	6,675

Income tax	4,102	2,676	7,674	7,238

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Current tax expense

Corporate income tax and social contribution on net income were calculated in accordance with applicable law. The Group has operations in countries with different tax regimes.

The corporate income tax (“IRPJ”) was calculated at the basic rate of 15% on taxable income plus the additional 10%, according to specific legislation, and the social contribution on profit (“CSLL”) was calculated at the rate of 9% on taxable income. The tax on profit, before tax, differs from the theoretical value that would be obtained with the use of the weighted average tax rate, applicable to the profits of Brazilian companies.

Deferred tax assets

	Balance as of January 1, 2022	Recognized from transactions	Recognized in profit or loss	Balance as of September 30, 2022
Bonus provision	4,032	—	1,417	5,449
Effect of changes in foreign exchange rates	—	—	3,143	3,143
Contingency	5,899	—	463	6,362
Right of use asset	178	—	344	522
Hedge accounting	—	—	613	613
Impairment of inventory	857	—	—	857
Impairment of trade receivables	732	—	100	832
Share-based payment	—	—	1,074	1,074
Acquisition of subsidiaries	—	1,531	—	1,531
SPAC merger cost	—	4,974	—	4,974

Deferred tax assets	11,698	6,505	7,154	25,357

Deferred tax liabilities

	Balance as of January 1, 2022	Recognized from transactions	Recognized in profit or loss	Balance as of September 30, 2022
Effect of changes in foreign exchange rates	(600)	—	591	(9)
Identified intangible assets from acquisition	(6,429)	(2,152)	—	(8,581)

Deferred tax liabilities	(7,029)	(2,152)	591	(8,590)

Note 8. Intangible assets, net

The following table reconciles the movements in intangible assets during the reporting periods:

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

	Goodwill	Software	Brands	Contract with customers	Development costs	Total
At December 31, 2021	24,854	5,843	8,633	6,924	28,374	74,628
Acquisitions	—	87	—	—	23,832	23,919
Acquisition of business combination (note 3)	48,742	4,120	—	2,212	—	55,074
Amortization	—	(954)	(221)	(570)	(9,342)	(11,087)

At September 30, 2022	73,596	9,096	8,412	8,566	42,864	142,534

There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the nine-month periods ended September 30, 2022 and 2021.

Note 9. Loans and borrowings

Loans and financing operations are summarized as follows:

Liabilities	Interest rate	Currency	Maturity	September 30, 2022	December 31, 2021
Banco Daycoval S.A.	12.01% per annum	Brazil	2024	—	8,188
Itaú Unibanco S.A.	10.34% per annum	Brazil	2024	—	8,131
Banco Bradesco S.A.	8.44% per annum	Brazil	2025	—	10,098
Banco Bradesco S.A.	CDI + 4.10% per annum	Brazil	2026	—	10,060
Banco do Brasil S.A.	CDI + 5.20% per annum	Brazil	2025	—	15,103
Citibank, N.A.	CDI + 4.53% per annum	USD	2025	17,309	21,096
Itaú Unibanco S.A. – Nassau Branch	12.28% per annum	EUR	2025	12,570	19,167
Banco BMG S.A.	CDI + 6.32% per annum	Brazil	2023	4,679	9,344
Banco BTG Pactual S.A.	CDI + 5.15% per annum	Brazil	2024	21,025	30,049
Itaú Unibanco S.A.	12.15% per annum	Brazil	2025	242	353
Banco do Brasil S.A.	CDI + 5.30% per annum	Brazil	2025	—	15,005
Banco Santander S.A.	CDI + 5.98% per annum	Brazil	2024	28,000	—
Citibank, N.A.	3.62% per annum	USD	2025	10,762	—
Itaú Unibanco S.A. – Nassau Branch	3.05% per annum	USD	2026	9,947	—
Banco Bradesco S.A.	14.77% per annum	Brazil	2026	29,203	—
Itaú Unibanco S.A. – Nassau Branch	3.66% per annum	USD	2022	44,315	—

Total				178,052	146,594

Current				97,638	44,060
Non-current				80,414	102,534

The following table shows the changes in loans and borrowings during the period:

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Opening balance as of January 1, 2022	146,594
Funds from borrowings	122,015
Payment of borrowings	(79,898)
Interest paid	(33,680)
Accrued interest	23,021

Closing balance as of September 30, 2022	178,052

On January 14, 2022, the Group entered into a loan agreement with Banco Santander (Brasil) S.A. in the amount of R$30.0 million, with interest accruing at a rate per annum equal to CDI plus 5.98% and maturing on December 30, 2024. This loan is secured by a standby letter of credit issued by Banco Santander (Brasil) S.A., as well as receivables from trade bills and financial investments.

On January 31, 2022, the Group entered into a loan agreement with Citibank, N.A. in the amount of US$2.1 million, with interest accruing at a rate per annum equal to 3.62% and maturing on December 30, 2025. A swap was contracted to hedge against foreign exchange rate, converting the financial charges of the loan (3.62% per annum) into an effective annual rate of CDI plus 5.16%. This loan is secured by a standby letter of credit issued by Banco Citibank S.A., as well as receivables from financial investments. In addition, this loan is guaranteed by Semantix Participações.

On March 4, 2022, the Group entered into a loan agreement with Banco Bradesco SA in the amount of R$30.0 million, with interest accrued at an annual rate equal to 14.77% per annum, maturing on March 4, 2026. The loan is guaranteed by receivables from trade notes and financial investments.

On March 7, 2022, the Group entered into a loan agreement with Itaú Unibanco S.A. – Nassau Branch, in the amount of US$2.0 million (R$10.0 million), with interest accruing at a rate per annum equal to 3.05% and maturing on February 18, 2026. The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.05% per annum) into an effective annual rate of 16.35%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments.

On May 19, 2022, the Group entered into a loan agreement with Itaú Unibanco S.A. – Nassau Branch, in the amount of US$8.1 million (R$40.0 million), with interest accruing at a rate per annum equal to 3.66% and maturing on November 21, 2022. The Group contracted a swap to hedge against foreign exchange rate, converting the financial charges of the loan (3.66% per annum) into an effective annual rate of 19.71%. This loan is secured by a standby letter of credit issued by Itaú Unibanco S.A., as well as receivables from financial investments and derivative financial instruments.

Certain loans and borrowings are subject to financial covenants, which have certain performance conditions. Details of the compliance of the Group’s financial covenants are set out in note 20.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 10. Deferred consideration, contingent liabilities and others

The breakdown of other liabilities is as follows:

	September 30, 2022	December 31, 2021
Accounts payable from acquisition of subsidiaries (i)	29,814	4,959
Contingent liabilities (ii)	22,085	16,221
Onerous contracts (iii)	—	7,772
Contingent consideration (iv)	3,248	—
Others	2,543	2,163

	57,690	31,115

Current	26,345	14,628
Non-current	31,345	16,487

(i)	From the total amount, R$27,500 is related to deferred consideration of the business combination of Zetta, which includes R$5,000 related to refundable obligations. Refer to note 3.
(ii)

The Group has contingent liabilities related to social security issues resulting from the normal course of the business. The recognized provision reflects the Management’s best estimate of the most likely outcome. The Group understands that the provision recognized is enough to cover the probable losses and Management evaluates and updates the amount on a periodic basis, as needed. There is no contingency classified as possible by the Group. The change in contingent liabilities is solely comprised of an increase of R$5,864 for the nine-month period ended on September 30, 2022. There were no reversals to the provisions during the period.

(iii)

The Group reversed the total amount recorded related to the provision of an onerous contract in the amount of $1.4 million in May 2021, with a third party from an unavoidable cost to acquire licenses which will be due in 2022. The provision was measured by the lowest cost to settle the liability. The Group concluded negotiation with this third party which resulted in the forgiveness of the amount owed and the reversion of the provision.

(iv)	The amount consists of contingent consideration related to the business combination of Zetta (refer to note 3).

Note 11. Equity

a)	Share capital

The following table illustrates the shareholders’ equity of the Company after being retrospectively adjusted by the share split in line with capital restructuring of the Group in conjunction with the SPAC merger consummated on August 3, 2022:

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Ordinary authorized and issued shares	Number of shares	Share capital	Additional Paid- in Capital
As of January 1, 2020 (pre-recapitalization)	1,623	55,798	—
add/(less): Capital contribution	65	65	—
add/(less): Conversion	(45)	(45)	—

Subtotal	1,643	55,818
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio) *	60,357	—	—

As of December 31, 2020 (recapitalized)	62,000	55,818	—

As of January 1, 2021 (pre-recapitalization)	1,643	55,818	—
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio) *	60,357	—	—

As of December 31, 2021 (recapitalized)	62,000	55,818	—

As of January 1, 2022 (pre-recapitalization)	1,643	55,818	—
Recapitalization of Semantix Tecnologia (1:37.747 exchange ratio) *	60,357	(55,490)	55,490

Total - recapitalized	62,000	328	55,490
Acquisition of Alpha **	18,492	97	817,281

As of September 30, 2022	80,492	425	872,771

*

In connection with the SPAC merger, each of the Semantix Tecnologia shareholders contributed their ordinary and preferred shares into the Company in exchange for Semantix ordinary shares. In addition, each outstanding vested option to purchase Semantix Tecnologia class A preferred shares were “net exercised” in full and such net number of Semantix Tecnologia class A preferred shares was converted into a number of Semantix ordinary shares in accordance with the Exchange Ratio. Semantix Tecnologia’s shareholders were issued 62 million new ordinary shares of Semantix in exchange for the 1.6 million outstanding ordinary and preferred Semantix Tecnologia shares in accordance with the Exchange Ratio.

**

All Alpha ordinary shares outstanding were exchanged into Semantix ordinary shares. New shares were issued for an aggregate subscription price equal to the net asset value of Alpha as of August 3, 2022 (i.e., cash received from Alpha’s cash held in the Trust account of R$179,037, cash received from certain private investors through Alpha of R$494,826 less the fair value of the Semantix Warrants and certain transaction costs incurred, totaling R$615,634), transaction expenses incurred by Semantix of R$13,826 and the Listing Expense of R$215,570 (refer to note 2.d for more detail). The composition of the shares issued is as follows:

Share Class	Quantity of shares
Public shares	3,377,561
Founder shares	5,750,000
PIPE shares	9,364,500

Total	18,492,061

(i)	Ordinary shares

The ordinary shares have a par value of $0.001 and are entitled to one vote per share in the Company’s deliberations.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

b)	Capital reserves

The Group operates equity-settled share-based compensation plans that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns. Refer to note 18 for more details.

c)	Other comprehensive income

Other comprehensive income is comprised of changes in the fair value of financial derivatives assets and financial derivatives liabilities at fair value through other comprehensive income, while this financial derivatives are not realized. Also includes gains (losses) on foreign exchange variation of investees located abroad.

Note 12. Non-controlling shareholders

The interest attributable to non-controlling shareholders (“NCI”) was calculated based on the percentage of 50% on the total shareholders’ equity of Tradimus.

Set out below is summarized financial information for NCI that is material to the Group:

	Tradimus
Summarized statement of financial position	September 30, 2022	December 31, 2021
Current assets	7,937	4,529
Current liabilities	(833)	(464)

Current net assets	7,104	4,065
Non-current assets	5,860	9,987
Non-current liabilities	(2,632)	(2,478)

Non-current net assets	3,228	7,509

Net assets	10,332	11,574

Accumulated NCI	5,166	5,787

	Tradimus
	For the three-month periods ended		For the nine-month periods ended
Summarized statement of comprehensive income	2022	2021	2022	2021
Revenue(1)	544	474	2,500	1,624
Loss for the period(1)	(816)	(201)	(890)	(651)

Loss allocated to NCI(1)	(481)	(313)	(444)	(344)

(1)

For the nine-month period ended September 30, 2021, the NCI includes revenue of R$8,286 and profit for the period of R$356, which results in R$174 in profit allocated to NCI from LinkAPI. The total loss allocated amounted to R$170.

Note 13. Revenues

a)	Disaggregation of revenue from contracts with customers

The Group revenue derives mostly from the resale of third-party software, proprietary software as a services and AI & data analytics services rendered. Disaggregation of revenue by major product lines for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2022	2021	2022	2021
Third-party software	64,363	59,881	116,609	123,194
Deductions on third-party software	(7,243)	(4,087)	(12,186)	(7,403)

Revenue from third-party software	57,120	55,794	104,423	115,791

AI & data analytics services	13,998	10,968	33,074	30,630
Deductions on AI & data analytics services	(987)	(640)	(2,237)	(2,006)

Revenue from AI & data analytics services	13,011	10,328	30,837	28,624

Proprietary software as a service (SaaS)	11,192	9,822	33,031	27,194
Deductions on proprietary software as a service (SaaS)	(685)	(755)	(2,114)	(1,781)

Revenue from proprietary software as a service (SaaS)	10,507	9,067	30,917	25,413

Other revenue	—	—	3	511
Deductions on other revenue	—	—	—	(40)

Other revenue	—	—	3	471

Total revenue	80,638	75,189	166,180	170,299

b)	Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	September 30, 2022	December 31, 2021
Current contract assets relating to SaaS	53,505	15,102

Total contract assets	53,505	15,102

Contract liabilities relating to SaaS	1,317	1,291

Total contract liabilities	1,317	1,291

c)	Disaggregation by geographic location

(i)	Revenue by region

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2022	2021	2022	2021
Brazil	76,838	70,998	150,697	150,094
Latin America (other than Brazil)	3,797	4,191	15,457	11,809
United States of America	3	—	26	8,396

Total	80,638	75,189	166,180	170,299

For the nine-month period ended September 30, 2022, 35% of the revenue is represented by five of the Group’s major clients (five clients represent 43% of the Group’s revenue for the nine-month period ended September 30, 2021).

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

For the three-month period ended September 30, 2022, 55% of the revenue is represented by five of the Group’s major clients (five clients represent 61% of the Group’s revenue for the three-month period ended September 30, 2022).

(ii)	Non-current assets by region

From the total of non-current assets other than financial instruments and deferred tax assets, 100% is located in Brazil as of September 30, 2022 (December 31, 2021- 100% at Brazil).

Note 14. Costs and expenses by nature

The operating costs and expenses by nature incurred for the three and nine-month periods ended September 30, 2022 and 2021 are as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2022	2021	2022	2021
Personnel	38,738	24,472	105,152	69,271
IT and hosting expenses	4,052	2,262	8,713	3,316
Transaction expense (i)	215,385	—	246,793	—
Outsourced services	7,355	5,233	15,706	11,834
Traveling	1,455	100	2,436	220
Depreciation and amortization	4,853	2,471	12,324	5,396
Facilities	1,787	5,063	3,651	7,195
Licenses held for sale write-off	—	1,053	—	1,053
Loss allowance	191	522	675	9,152
Accounts receivable write-off	380	9,415	380	9,415
Cost of third party software sold	34,182	41,103	75,885	82,030
Tax expenses	1,946	746	3,108	1,109
Onerous contract (reversion)/provision (ii)	(7,772)	—	(7,772)	7,745
Write-off of creditor invoice (iii)	—	—	(4,301)	—
Other	(7,304)	135	(4,816)	1,099

Total	295,248	92,575	457,934	208,835
(-) Cost of services provided	8,157	6,138	23,462	20,544
(-) Cost of sales of goods	33,406	40,924	75,894	82,993
(-) Sales and marketing expenses	13,466	6,812	38,296	22,532
(-) General and administrative expenses	37,359	36,484	64,278	59,701
(-) Research and development	4,127	1,011	24,692	13,650
(-) Other expenses (i)	198,733	1,206	231,312	9,415

Total	295,248	92,575	457,934	208,835

(i)

This represents expenses related to the SPAC merger, corresponding to R$213,595 related to the Listing Expenses, and R$33,198 related to non-capitalized expense in nine months period ended September 30, 2022 (R$1,790 non-captalized expenses for the three-month period ended September 30, 2022). Please refer to note 2.d for more details on the SPAC merger.

(ii)	Refers to one onerous contract recognized in May 2021 that was reverted in 2022, please refer to note 10 for more details.
(iii)	In 2022, the Group concluded negotiation with one of its suppliers which resulted in the forgiveness of the amount owed of approximately $800 thousand, corresponding to R$4,301.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 15. Financial income and expenses

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2022	2021	2022	2021
Interest income from financial assets	5,670	745	8,913	1,029
Foreign exchange gains	718	(224)	4,105	1,877
Gains from fair value of derivative financial instruments	16,883	—	16,883	—
Other financial income	1	36	1	92

Total financial revenues	23,272	557	29,902	2,998

Foreign exchange losses	(1,074)	(1,722)	(2,177)	(3,631)
Losses from fair value of derivative financial instruments	(217)	—	(1,803)	(2,648)
Interest on loans	(8,189)	(3,266)	(23,021)	(5,738)
Interest on leases	(67)	(49)	(215)	(167)
Other financial expenses	(2,737)	(121)	(4,276)	(1,901)

Total financial expenses	(12,284)	(5,158)	(31,492)	(14,085)

Financial result	10,988	(4,601)	(1,590)	(11,087)

Note 16. Related parties

Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

There were no reportable transactions between related parties in the Group and members of the key management personnel and their close family members during the nine-month period ended on September 30, 2022 and 2021.

Note 17. Losses per share

Basic losses per share is calculated by dividing profit attributable to the Company shareholders by the weighted average number of ordinary shares available during the period. Diluted losses per share is calculated by adjusting the weighted average number of ordinary shares, presuming the conversion of all the potential diluted ordinary shares.

For the periods presented, since the Company reported a loss for the three and nine-month periods ended September 30, 2022 and 2021, the number of shares used to calculate diluted loss per share of ordinary shares attributable to ordinary shareholders is the same as the number of shares used to calculate basic loss per share of ordinary shares attributable to ordinary shareholders, because the potentially dilutive shares would have been antidilutive if included in the calculation.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Comparative earnings per share (basic and diluted) were restated to give effect to the stock split (refer to note 11) for comparability purposes. The tables below show data of income and shares used in calculating basic and diluted losses per share attributable to the ordinary shareholders of the Company:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2022	2021	2022	2021
Loss for the period	(199,039)	(18,998)	(285,226)	(42,215)
Weighted average number of ordinary outstanding shares	73,043	62,000	65,722	62,000

Basic and diluted losses per share (R$)	(2.72)	(0.31)	(4.34)	(0.68)

Note 18. Share-based compensation

During the nine-month period ended on September 30, 2022, the Group did not make grants of options (for the nine-month period ended September 30, 2021, the Group made one grant of options in May 2021 and determined the fair value of the options granted at the date).

The expense related to the share-based payments plan for the nine-month period ended September 30, 2022 was R$3,158 (September 30, 2021 - R$5,031, in addition with R$6,452 related to the acquisition of LinkAPI) with its corresponding entry to shareholders’ equity.

The expense related to the share-based payments plan for the three-month period ended September 30, 2022 was R$866 (September 30, 2021 - R$2,726) with its corresponding entry to shareholders’ equity.

Set out below the changes in options granted under the plan:

	Number of Options (in thousands)	Weighted average exercise price
At December 31, 2020	15	14.83
Options Granted	10	220.38

At September 30, 2021	25	93.26

At December 31, 2021	25	93.26
Forfeited (i)	(10)	186.92
Exercised (ii)	(5)	54.56

At September 30, 2022	10	25.19

(i)	This represents options held by participants who left the Group and did not exercise the options already vested, and with no future right to exercise.
(ii)

Exercise of vested options by participants in the Stock Option Plan, in accordance with the Plan’s predetermined rules. For the nine-month period ended September 30, 2022, the Group received R$276 regarding the exercise of 5,063 options.

As of September 30, 2022, there were 10,000 options granted of which 2,485 options were vested and 7,515 options were unvested (December 31, 2021 - 24,900 granted options of which 3,850 were vested and 21,050 were unvested).

As of September 30, 2022, there was R$2,718 (December 31, 2021 - R$14,289), of remaining unrecognized compensation cost related to unvested stock options to the Group’s employees. This cost will be recognized over an estimated remaining graded period of 3 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 19. Derivative financial instruments and hedging activities

During 2021 and 2022, the Group entered into loans denominated in foreign currency and in order to protect against the risk of change in the foreign exchange rates entered into derivative financial instruments (swap and non deliverable forward “NDF”) with Itau and Citibank (see note 9). Additionally, the Group has warrants classified as derivatives financial instruments (see note 20). Therefore, the derivative financial instruments are not speculative. The Group had a derivative financial asset and derivative financial liability of R$1,996 and R$19,167, respectively, as of September 30, 2022.

The Group has the following derivative financial instruments in the following line items in the consolidated statement of financial position:

	September 30, 2022	December 31, 2021
Non-current assets
Swaps instruments before hedging	—	1,308
Interest rate swaps - cash flow hedges
Itaú Unibanco S.A. USD	1,996	—

Total non-current derivative financial instrument assets	1,996	1,308

Non-current liabilities
Interest rate swaps - cash flow hedges
Itaú Unibanco S.A. EUR	3,424	—
Itaú Unibanco S.A. USD	790	—
Citibank, N.A. USD	2,910	—
Derivative warrants liabilities	12,043	—

Total non-current derivative financial instrument liabilities	19,167	—

The Group’s hedging reserves relate to the following hedging instruments:

Cost of Hedging reserve
New derivatives initially recognized at fair value	2,326
Change in fair value of hedging instrument recognized in OCI	2,307

Closing balance as of September 30, 2022	4,633

The following amounts were recognized in profit or loss in relation to derivatives:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2022	2021	2022	2021
Gain (losses) on derivative financial instruments	16,666	—	15,080	(2,648)

Derivative warrant liability

As part of the SPAC merger, each issued and outstanding warrant to purchase Alpha class A ordinary shares was converted into the right to purchase one Semantix ordinary share at an exercise price of $11.50 per share (“Semantix Warrants”), subject to the same terms and conditions existing prior to such conversion. These warrants are considered financial instruments (derivatives) and are recorded at fair value through profit or loss.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Upon the completion of the SPAC merger, there are 18,499,984 Semantix Warrants outstanding, of which 11,499,984 are public warrants (“Public Warrants”) listed on NASDAQ and 7,000,000 are private placement warrants held by certain former Alpha shareholders (“Private Placement Warrants”).

Public Warrants

The Public Warrants became exercisable on September 2, 2022 and will expire on the earlier of August 3, 2027 or upon redemption or liquidation, in accordance with their terms. The fair value of the Public Warrants was determined using the market trading price as at September 30, 2022, which was R$5.41 per share.

Private Placement Warrants

The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by certain former Alpha shareholders or its permitted transferees:

i.	will not be redeemable by the Company,

ii.	may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until September 2, 2022,

iii.	may be exercised by the holders on a cashless basis, and

iv.	will be entitled to registration rights.

The fair value of Private Placement Warrants was determined using the market trading price as at September 30, 2022, which was R$5.41 per share. The fair value calculation methodology was determined to be the same as the Public Warrants as both financial instruments have the same material rights and characteristics (i.e., both give the right to purchase one Semantix ordinary share for the same price with the same exercisable period).

The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Initial recognition at August 3, 2022	17,576	10,698	28,274
Change in fair value	(10,090)	(6,141)	(16,231)

Balance at September 30, 2022	7,486	4,557	12,043

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 20. Financial instruments by category

a) Classification of financial instruments

The classification of financial instruments measured at amortized cost is presented in the following table:

	September 30, 2022			December 31, 2021
	Measured at amortized cost			Measured at amortized cost
	Financial Assets	Receivables and other	Financial Liabilities	Financial Assets	Receivables and other	Financial Liabilities
Assets
Financial investments	532,416	—	—	52,149	—	—
Trade receivables and other, net	—	94,659	—	—	36,525	—
Liabilities
Suppliers	—	—	82,901	—	—	53,951
Other liabilities	—	—	57,690	—	—	31,115
Lease liabilities	—	—	2,731	—	—	3,344
Loans and borrowings	—	—	178,052	—	—	146,594

Total	532,416	94,659	321,374	52,149	36,525	235,004

Fair value hierarchy

Financial instruments are classified at fair value through profit or loss, when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

This section provides details about the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	Fair values as on September 30, 2022
	Level 1	Level 2	Level 3	Total
Financial Assets
Other derivative instruments	—	1,996	—	1,996

	—	1,996	—	1,996

Financial Liabilities
Derivative warrants liabilities (i)	12,043	—	—	12,043
Contingent consideration from acquisition of Zetta	—	—	3,248	3,248
Hedging instruments	—	7,124	—	7,124

	12,043	7,124	3,248	22,415

	Fair values as on December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial Assets
Other derivative instruments	—	1,308	—	1,308

	—	1,308	—	1,308

(i)

The derivative warrants liabilities are publicly traded in an active market, as such the fair value was determined using the market trading price at the end of the reporting period. Therefore, they were classified as level 1. Refer to note 19 for more details.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statements. As of September 30, 2022 the Group had no transfers between level 1, level 2 and level 3. As of September 30, 2022, the Company had the contingent consideration from the acquisition of Zetta classified as level 3.

b)	Financial risk management

The Group’s activities expose it to various financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group’s global risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management is carried out by the financial board, according to the policies approved by the Board of Directors. The financial board identifies, evaluates and protects the Group against any financial risks. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s consolidated financial statements for the year ended December 31, 2021. Financial risk factors have not changed since the consolidated financial statements for the year ended December 31, 2021.

c)	Capital Management

The policy of the Group is to maintain a strong capital base to secure investor, creditor, and market confidence and also to sustain future development of the business. Management monitors the return on capital, as well as the dividend yield to ordinary shareholders.

In addition, the Group objectives to manage capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

In order to maintain or adjust the capital structure of the Group, management can make, or propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets.

The Group monitors capital based on the net cash / net debt.

The Group’s strategy is to keep a positive net cash.

Financial covenants

On September 30, 2022, the amount of contracts under financial covenants is R$89,908 (December 31, 2021—R$78,796). The Group has complied with these contract conditions as of September 30, 2022, see note 9.

Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

Semantix, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As of and for the nine month periods ended September 30, 2022

(In thousands of Brazilian reais, unless otherwise stated)

Note 21. Subsequent events

On October 14, 2022, the Group fully paid (i) the loan agreement with Citibank, N.A. in the amount of US$3.8 million with interest accruing at a rate per annum equal to 3.63% and maturing on June 27, 2025 (after the swap to hedge against foreign exchange rate, the financial charges of the loan (3.63% per annum) had been converted into an effective annual rate of CDI plus 4.53%), and (ii) the loan agreement with Citibank N.A. in the amount of US$2.1 million, with interest accruing at a rate per annum equal to 3.62% and maturing on December 30, 2025 (after the swap to hedge against foreign exchange rate, the financial charges of the loan (3.62% per annum) had been converted into an effective annual rate of CDI plus 5.16%).

On November 22, 2022 the Board of Directors approved a Stock Repurchase Plan. Under the plan, Semantix, Inc. may repurchase up to US$5 million of ordinary shares of the Company over period of one year.